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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
101

SEC FILE NUMBER
8 - 67471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Constellation Wealth Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue 8th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Tramontano 212-697-4300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Paul Tramontano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Constellation Wealth Advisors LLC, as of 31-Dec, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY PIKE
Notary Public - State of New York
NO. 01PI6181621
Qualified in New York County
My Commission Expires 2/4/12

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSTELLATION WEALTH ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

CONSTELLATION WEALTH ADVISORS LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Constellation Wealth Advisors LLC

We have audited the accompanying statement of financial condition of Constellation Wealth Advisors LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Constellation Wealth Advisors LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2008

Affiliated Offices Worldwide AGN

CONSTELLATION WEALTH ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash and cash equivalents	$ -
Receivables from clearing brokers, including clearing deposit of $500,000	590,488
Securities owned, at market	499,504
Prepaid expenses	24,294
Other assets	72,000
Due from parent	15,595
Fixed assets, net	25,755
	$ 1,227,636
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	63,234
Deferred revenue	4,792
Total liabilities	68,026
Members' equity	1,159,610
	$ 1,227,636

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Constellation Wealth Advisors LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on April 17, 2006. The Company's operations consist primarily of investment advisory, asset management and principal transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Securities Owned, at market

All securities owned are valued at market and are subject to unrealized gains and losses. At December 31, 2007 securities owned consisted of a municipal money market fund.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computer equipment	3 years	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Investment Advisory and Asset Management Income

Investment advisory and asset management fees are billed quarterly in advance and recognized on a pro-rata basis over the quarter to which they pertain.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company is considered as a partnership for US federal income tax purposes. As such the Company is not subject to federal state or local income taxes; such taxes are the responsibility of the individual members. As a result, no provision for income taxes has been made in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

Computer equipment	$	27,058
Furniture & fixtures		3,453
		30,511
Less accumulated depreciation		4,756
	$	25,755

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $987,000, which was approximately $978,000 in excess of its minimum requirement of $8,503.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $500,000.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances with two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Related party transactions

Pursuant to a shared expense agreement ("Shared Agreement") between the Company and an affiliate that is wholly owned by the sole member, the Company pays for office space and other shared office related expenses to the affiliate. The total expenses under this agreement for the year ended December 31, 2007 were $164,313.

As of December 31, 2007 $12,914 was due to the Company from the affiliate as a result of changes to prior month estimated costs that were adjusted to reflect the actual costs.

Also as of December 31, 2007 $2,681 was due to the Company from CWA Holdings, LLC ("CWA Holdings") that effective January 1, 2008 became the sole member. (See Note 10 Subsequent Events).

9. Subsequent events

Effective January 1, 2008 CapRio Management LLC ("CapRio") transferred all of its equity interests in Constellation Wealth Advisors LLC to CWA Holdings. CapRio owns a 10% interest in CWA Holdings.

As such, CWA Holdings LLC became the sole member of Constellation Wealth Advisors LLC.

END